Group Personal Account Dealing Policy Group Head of Financial Crime & Central Compliance May 2025

Contents

1.	Executive Summary	3

2.	Scope	3

3.	Application	4

4.	Summary of dealing restrictions (Group Staff and PCAs)	5

5.	Compliance procedures	6

6.	Prohibited activities and Restrictions	6

7.	Higher Risk Staff Requirements	8

8.	US Access Persons	9

9.	Exemptions and Derogations	10

10.	Breaches	10

11.	Local Personal Account Dealing Rules	11

12.	Ownership and document approval	11

13.	Review and Approval Schedule	11

Appendix 1 - Defined Terms		12

Appendix 2 – Dealing Code in relation to Schroders Plc Shares		15

Group Personal Account Dealing Policy

1.	Executive Summary

1.1	Purpose

The Group Personal Account Dealing Policy outlines Schroders’ principles for personal account (PA) dealing in financial instruments, including Schroders plc shares This policy upholds Schroders’ integrity standards and guides staff in complying with regulations to prevent market abuse and manage conflicts of interest in personal investments. As the Group’s business involves research and investment on behalf of clients, conflicts of interest and exposure to confidential or price sensitive information (inside information), can often arise or be perceived to arise. These can present significant regulatory and reputational risks both for individual staff and for the Group when staff make personal account transactions that may conflict with the activities of the Group or its client.

Specific rules in relation to Schroders plc shares are included in the Dealing Code in relation to Schroders Plc Shares (See Appendix 2), which apply to all Staff, Schroders plc Directors, Group ExCo, Schroders Group NEDs and all Persons Closely Associated (PCAs), globally.

1.2	Key Principles

1.2.1 All Group Staff must:

–	Declare all in-scope accounts through My Compliance

–	Report all in-scope personal trades to compliance within five business days (two for trades in Schroders plc shares)

–	Provide to Compliance all relevant requested information on a timely basis

–	Report immediately to Compliance any breach or suspected breach of the policy or applicable PA dealing rules as soon as the staff member becomes aware of such circumstance

–	Adhere to the terms of any price sensitive insider list a staff member is included on. It is the responsibility of the member of staff to be aware of what insider lists they are included on

–	Be aware of additional requirements which apply to Higher Risk Staff (see “Higher Risk Staff” in Defined Terms).

1.2.2 In addition, all staff must not enter into personal transactions that could amount to:

–	Criminal activities, such as market abuse

–	A material conflict of interest that is neither mitigated nor disclosed

–	A breach of fiduciary duties

This includes transactions that, but are not limited to:

–	Are based on insider information

–	Involve the misuse or improper disclosure of confidential information

–

Conflict with, or are likely to conflict with, an obligation to a Schroders’ client, including the duty to act in the best interests of clients, such as using knowledge of client trading for personal or others’ benefit.

For further information on market abuse risks and the definition of inside information, please refer to the Group Market Abuse Policy.

These principles also apply to staff both joining and leaving Schroders concerning any confidential information they may have acquired before joining or during their time with Schroders.

2.	Scope

2.1	Group Staff

The policy applies to:

–	Employees of Schroders Group;

–	Contractors (see “Contractors” in Defined Terms) working for Schroders for more than three months;

–

Interns (work experience staff present for less than a week at Schroders can be excluded). It is recommended that interns refrain from engaging in personal account dealing during their internship, to reduce the risk of breaching the policy;

Group Personal Account Dealing Policy

–	Persons Closely Associated (PCAs) with staff (see “Persons Closely Associated” in Defined Terms)

Staff have the option to request an exemption from the policy for their Personal Connected Accounts (PCAs). Please refer to section 9.3 for more information. Trades conducted by PCAs as part of their own employment remuneration schemes are not covered by this policy. Additionally, ancillary roles (see “Ancillary Roles” in Defined Terms) are excluded from the policy’s scope.

2.2	Consultants

Consultants (see “Consultants” in Defined Terms) are not classified as Group Staff (see section 2.1) under the Policy. However, section 1.2.2 does apply to them and they are required to request pre-clearance from Compliance for personal trades in Schroder plc shares, Schroder Investment Trusts, and Schroder managed Exchange Traded Funds (Schroder ETFs). As Consultants generally do not have access to My Compliance, they are required to submit their preclearance requests using the ENHC Trade Request Form to Central Compliance.

Consultants must promptly notify Investment Compliance and Central Compliance if they acquire material non-public information (see “Material Non-Public Information” in Defined Terms) or confidential client trading information (see “Confidential Client Trading Information” in Defined Terms), and must not engage in personal trading until permission is received from Compliance.

3.	Application

3.1	Accounts in scope of the requirements of the policy

Staff are required to disclose to Compliance (via My Compliance) the following personal trading accounts, unless the account cannot hold financial instruments that are in scope of the policy.

–

All self-directed/invested accounts whether advisory or execution only, including personal pensions (see “Personal Pension Accounts” in Defined Terms) and stocks and shares savings accounts (see “Stocks and Shares Savings Accounts” in Defined Terms) held by staff or their PCAs. This includes accounts set up for the receipt of financial gifts or inheritance (if the account holds financial instruments in scope of section 5.1) and robo-advised accounts where a member of Staff or their PCA retains trading discretion over the account. This does not include savings accounts only holding cash.

–	Trusts in respect of which a member of staff or their PCA is a beneficiary, and/or a trustee. This excludes blind trusts.

–	Accounts over which the member of staff holds power of attorney.

3.2	Accounts not in scope of the requirements of the policy

The following arrangements can be conducted without needing to comply with the requirements in the policy:

–	Discretionary managed accounts as defined in section 3.3

–	Accounts which can only hold forex or crypto assets such as Bitcoin, Ethereum, Cardano, Solana, Polkadot

–	Schroders corporate pensions, defined contribution and defined benefit pension schemes and any other pension schemes (excluding the account types listed in section 3.1)

–	Schroders ISA and Schroders Non-ISA investment accounts used for investing into Schroder funds (including pension matching alternatives). See section 8 for US Access Persons requirements.

–

Employee Compensation Plan Fund (ECP) awards or other forms of deferred compensation except for awards or options over Schroder shares. Please note that the hedging of any form of compensation award is prohibited (see section 6.2.1).

3.3	Discretionary Managed Accounts (DMA)

DMAs are where full discretion has been given to a third party to manage, and the employee does not:

–	Suggest or otherwise provide input to the discretionary manager on purchases or sales of investments

–	Consult with the manager on the particular strategies or allocations of investments made.

Group Personal Account Dealing Policy

This exception does not apply to DMA’s that:

–	Trade in Schroders plc shares; or

–

Staff who are US Access persons, who must declare all their and their PCA’s active discretionary managed accounts in My Compliance. Once declared, these accounts are exempt from the other requirements in the policy.

4.	Summary of Dealing Restrictions (Group Staff and PCAs)

	Is clearance to deal required?	Is post trade reporting required within 5 business days?	Does the 60-day minimum holding period apply?	Notes

Shares (including ADRs, GDRs, transferable rights and non-listed shares)				Except certain transactions is Schroders plc shares. Please refer to Appendix 2 for details.

Initial Public Offerings (IPOs)		See notes		Must be reported within 5 business days of allocation

Schroder Open Ended Mutual Funds	See note 1)	See note 2)		Note 1) No, except if the staff or their desk manages the fund Note 2) Yes, except for investments through Schroders ISA and Schroders Non-ISA investment accounts. See section 8 for US Access Persons

Schroder Closed Ended Funds (Investment Trusts)

Schroder and non-Schroder Money Market Funds

Non-Schroder Open Ended Funds, excluding exchange traded funds		See notes		No, except for staff in Central Dealing

Non-Schroder Closed Ended Funds (e.g., Investment Trusts and VCTs)

Schroder Exchange Traded Funds (ETFs)

Single Name Equity Exchange Traded Funds (ETFs) and Single Name Equity Linked Notes (ELNs)

All other types of Exchange traded products				This includes exchange traded funds, exchange traded notes, exchange traded commodities. It does not include single name equity ETFs, Single name ELNs, Schroder managed ETFs and ETFs tracking crypto assets

Key:  Required    Not required

Please see the permissible investments table here for more information.

Group Personal Account Dealing Policy

5.	Compliance procedures

5.1	Preclearance and post trade reporting

Preclearance and post trade reporting are required for all instruments except those that are exempt (see “Exempt Financial Instruments” in Defined Terms), and Schroder managed open ended funds, which only requires post trade reporting. Investment Staff should refer to section 6.3 of the policy for additional requirements.

Note that personal trades in Schroder open ended funds are subject to a minimum holding period (see section 6.5). Refer to the Dealing Code in relation to Schroders Plc Shares( see Appendix 2) for the requirements relating to Schroders plc shares.

5.1.1 Once approved, preclearance is only valid until the end of trading on the next business day (trading refers to the exchange(s) where the security is traded) unless specified otherwise. PA dealing must be completed in that time period (except, for example, preclearance requests for Initial Public Offerings or private funds and companies, where clearance will apply until allocation).

5.1.2 This policy also applies to private investments including but not limited to investments in private companies, private equity, and private funds. Where the member of staff has any other interest in, or association with a listed or non-listed company (such as being appointed a board member or a trustee of a pension fund or charity) please refer to the Group External Appointments policy.

Staff must report all trades in My Compliance within five business days (two days for trades in Schroders plc shares) after the trade, unless section 5.2 applies, it is an IPO or other primary issuance, private fund or private company, or Compliance has agreed to a different arrangement. Trades made through the Equate Plus portal (for Schroders plc shares) will be reported into My Compliance automatically.

Staff are required to report all trades in IPOs or other primary issuances, private funds, or private companies within five business days of allocation.

Compliance may periodically request evidence of any transactions carried out (e.g., a contract note or broker statement).

Please be aware that Compliance may request more detailed information about personal trading, such as transaction histories, statements or your trading rationale as part of compliance monitoring activities.

Group staff (and their PCA’s) who decide to engage in PA dealing activity that is in scope of the policy, should be aware of the ongoing reporting of PA transactions to senior management when they submit their preclearance requests or post reported trades.

This reporting may be exceptional or routine, and may include preclearance requests, approvals or details of trades executed.

5.2	Automated Broker Feeds

If the staff member has an account with a broker which provides an automated feed (please contact your local Compliance team for available broker feeds), it is strongly advised that an automated feed is set up to complete the post trade reporting on the member of staff’s behalf. Please note, where an automated feed is set up, preclearance must be sought prior to execution.

6.	Prohibited activities and Restrictions

6.1	Confidentiality and managing conflicts of interest

Personal account (PA) dealing activities must not interfere with, or give the impression of interfering with, an individual’s responsibilities to Schroders’ clients. Therefore, all staff must ensure that, when engaging in personal transactions for themselves or their personal connected accounts (PCAs), or when advising or influencing any of their PCAs, they:

–	Do not trade based on confidential information, nor advise, encourage, or influence others to trade on such information

Group Personal Account Dealing Policy

–	Avoid transactions that conflict with any of Schroders’ commitments to its clients

–

Refrain from excessively active trading, as it can interfere with or appear to interfere with fulfilling employment responsibilities and significantly increase regulatory and reputational risks for the employee and the Group

–	Ensure trades do not involve material open-ended liabilities; for instance, managing leveraged accounts without implementing an appropriate stop-loss mechanism.

6.2	Prohibitions

6.2.1 Staff must not conduct any trading in the following instruments as they are prohibited under the policy:

–

Writing or selling uncovered options (incl. uncovered options on currency and on interest rates). All other option trades are permitted, subject to preclearance unless they are exempt (see “Exempt Financial Instruments” in Defined Terms)

–	All futures except those exempt (see “Exempt Financial Instruments” in Defined Terms)

–	Swaps (Equity, Credit, Interest Rate, Currency, Index)

–	Forward Interest Rate Agreements

–	Spread betting linked to financial instruments including for example spread bets on Schroder plc shares

–	Contracts for Difference (CFDs) linked to financial instruments, including for example CFD’s that reference options or commodities

–

Short selling in all non-exempt investment types (see “Exempt Financial Instruments” in Defined Terms), unless the request is approved by the employee’s line manager as an exception and Compliance has been notified.

–	Hedging of remuneration awards.

Staff who have existing positions when they joined Schroders (hire date), in any of the above instruments are allowed to maintain (but not add to) their current positions or exit them subject to preclearance and post trade reporting.

6.2.2	Certain instruments are exempt (see “Exempt Financial Instruments” in Defined Terms) from the policy requirements for all staff except US Access persons.

6.3	Reasons why a Trade Request might be denied

To ensure that we adhere to the governing principles in section 1.2, the following are examples of reasons why preclearance may be denied but are non-exhaustive:

–	The instrument is on the Stop List, because Schroders is in receipt of price sensitive non-public information

–	There is recent, current, or planned client trading in the instrument

–	The Group holds more than 10 percent of the capital of the stock for clients and/or itself

–	The security has not been held for the required holding period

–	For Schroders plc shares, the Group is in a closed or restricted period (see “Restricted Periods” in Defined Terms).

6.4	Dealing in Schroders plc shares

All staff are prohibited from trading in Schroders plc shares during closed periods. Trading in Schroders plc shares is also restricted when a staff member is on a restricted list. The specific restrictions and the definition of these periods are set out in the Dealing Code in relation to Schroders Plc Shares (see Appendix 2).

6.5	Minimum Holding Period

All securities, unless they are exempt (see “Exempt Financial Instruments” in Defined Terms) or is an IPO, must be held for a minimum of 60 calendar days irrespective of the staff’s, or their PCA’s, existing holdings.

Schroders plc shares purchased in the market are subject to a one-year holding period. This does not include Share Awards or shares purchased through the Schroders Share Incentive Plan.

The use of Stop Losses, Limit Orders, Auto Calls and Account Transfers (including transfers or same day sale

Group Personal Account Dealing Policy

and buy back between tax advantaged and un-advantaged accounts) within the 60-day period is permitted if the details are disclosed at the time of the preclearance request in My Compliance.

Other exceptions may be agreed on a case-by-case basis with Compliance.

6.6	Remuneration Awards – Hedging

Personal hedging is prohibited for remuneration awards that reflect deferred compensation in shares, or equivalent during the deferral and/or holding period for those awards. This includes share or fund awards that staff receive as part of their performance-based remuneration under our Deferred Award Plan, Equity Compensation Plan, Equity Incentive Plan or Long-Term Incentive Plan.

Any use of financial products to protect against or limit the risk associated with deferred remuneration awards is prohibited.

If a staff member breaches this rule, they may be liable to forfeit all or part of their restricted or unvested awards.

6.7	Proximity to Internal Investment Research

All staff are reminded that conducting personal account dealing in the securities of issuers or Schroder funds, in which there has been or where the staff member is aware there will be published internal research, presents a perceived or actual conflict of interest.

Staff should therefore be careful not to engage in personal account dealing five days prior and the five days following the publication of the research document.

Research for the purposes of this requirement, relates to documents written by Schroders staff which includes information recommending or suggesting an investment strategy, explicitly or implicitly, concerning one or several financial instruments or the issuers, including any opinion as to the present or future value or price of such instruments. A typical investment recommendation would include any buy, sell, or relative value recommendation, for equities and bonds and any other in scope financial instrument, regardless of whether any time horizon for the trade is specified and irrespective of whether there is a specific price target.

Internal Research for the purposes of the policy does not include:

1)	A communication that does not refer to either a specific financial instrument or its issuer

2)

A communication relating solely to spot currency rates, sectors, interest rates, loans, commodities, macroeconomic variables, or industry sectors and not referring to a specific financial instrument or an issuer

3)	Any communication containing purely factual information on one or several financial instruments or issuers of financial instruments.

In addition, Research Analysts, Research Associates, and other staff involved in the production of internal investment research (including their PCAs), are prohibited from personal trading in an issuer (and its issues) or fund which they cover, in the five business days prior, and the five business days following the issuance of research reports covering that issuer or fund.

Investment staff must attest as part of their preclearance request that they have not and will not issue a research document in the five business days prior and the five business days following, for the instrument in question, whether for their own or their PCAs account..

7.	Higher Risk Staff Requirements

See “Higher Risk Staff “in Defined Terms

7.1	Pending Client Orders (All Higher Risk Staff)

Restrictions set within My Compliance are greater for Higher Risk Staff on approving the buying or selling of financial instruments where the instrument is pending client order execution.

7.2	Trades in own Investment Universe (Investment Staff)

Investment staff are required to inform Compliance via the My Compliance system when a trade request is within

Group Personal Account Dealing Policy

their own investment universe, irrespective of the size of the request. Investment staff may be restricted in trading in investments in their own universe where there is client fund activity at the time of the request.

Investment universe includes investments in relation to which the individual or others on the same desk have undertaken research or analysis on the security or issuer as part of that desk’s coverage, whether or not it has been held in a client portfolio, in the last 12 months, or in the case of dealers, within the dealing desk’s scope of responsibility. The Investment Universe is defined at the issuer level, for example if an investment staff member invests in the equity of an issuer for a fund, it inherently includes the debt of the same issuer, and vice versa.

7.3	Trades in own managed funds (Investment Staff)

Investment staff are required to inform Compliance via the My Compliance system when a trade request is in a fund managed by their desk or team, irrespective of the size of the request. This excludes the exercise of fund awards and award switching, unless section 7.4 applies.

8.	US Access Persons

The following additional requirements apply to US Access Persons (see “US Access Persons” in Defined Terms):

Trade Reporting Requirements

In addition to the post trade reporting as set out in section 5.1, US Access Persons are also required to:

–

Include non-Schroder Open Ended Funds (see “Non-Schroder Open Ended Funds” in Defined Terms) that have not been authorised for distribution to the public in the staff member’s country, in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Include Schroder Open Ended Funds in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Include all ETFs and other derivatives linked to indices in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Include all Enterprise Investment Schemes and Seed Enterprise Investment Schemes in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Include all investment-based Crowdfunding in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Include all government bond investments (including Japanese Government Bonds) in their Initial Declaration, Quarterly and Annual Reports (see below for details about these reports); and

–	Report subsequent transactions in regular savings plans for which the initial transaction has been pre-cleared require reporting in the Quarterly Reports (see below); and

–	US Access Persons in Central Dealing only: non-Schroder Open Ended Funds, authorised for distribution to the public in the Staff member’s country (UCITS funds in Europe) within five business days.

The reporting obligation may be discharged by arranging with their brokers/agents to report the transaction via an established automated feed into My Compliance.

Initial Declaration

No later than 10 calendar days after being advised that they are subject to the local US Code of Ethics policy, each US Access Person must disclose holdings in all reportable investments as per the Permissible Investments table for US Access Persons.

The information provided, which must be current as of a date no more than 45 days prior to the date such person became an US Access Person, must include the title of the security, at least one of exchange ticker symbol, ISIN, CUSIP or Sedol and number of shares owned (for equities), or principal amount (for debt securities). The US Access Person must also provide information regarding the name of the broker, dealer, or bank with whom the staff member maintains an account in which any securities are held for the direct or indirect benefit of the staff member, and these accounts must be set up in My Compliance.

Quarterly Reports

Group Personal Account Dealing Policy

No later than 30 days after the end of each calendar quarter, each US Access Person must confirm that all transactions in Permissible Investments, including for the avoidance of doubt Schroder Funds and reportable funds for which preclearance was not required, in the quarter have been reported in My Compliance and make any additions/amendments in the system, as necessary. US Access Persons are required to confirm these transactions through an attestation in My Compliance.

Annual Reports

Within 45 days after the end of the calendar year, each US Access Person must confirm all holdings in Permissible Investments for their covered accounts as of 31 December in My Compliance. US Access Persons are required to confirm these transactions through an attestation in My Compliance.

9.	Exemptions and Derogations

9.1	Regular Savings/Investment/Trading Plans

This section relates to securities, which are subject to preclearance and/or post trade reporting in the policy.

When setting up a regular savings plan or other similar investment/trading plans (see “Similar Investment/Trading Plans “ in Defined Terms) where successive personal transactions are carried out on behalf of a member of staff or their PCA in accordance with prior instructions given by them, the first transaction must be precleared/reported (as required) in My Compliance.

Subsequent transactions do not require preclearance/reporting. Reporting of subsequent transactions is required for Schroders plc Directors, Group ExCo, and their PCAs in relation to Schroders plc shares and for US Access Persons in their Quarterly and Annual transactions/holdings reporting as per section 8, but not for other staff.

Changes to a regular savings plan are also subject to the preclearance and/or post trade reporting (of the first subsequent transaction) requirements.

For changes to regular saving plans or other similar investment/trading plan instructions involving Schroders plc shares, please refer to the Dealing Code in relation to Schroders Plc Shares (see Appendix 2).

9.2	Staff on extended leave

Staff on extended leave (such as gardening, maternity/paternity, or sick leave) may be exempted from policy requirements during their absence. It is the staff member’s responsibility to consult their local Compliance team and request an exemption based on their individual situation. Without an agreed exemption, staff must adhere to the policy, including obtaining preclearance. If systems access is unavailable during leave, preclearance should be requested via email to the local Compliance team.

9.3	Derogations

Staff may request a derogation if their PCA manages their financial affairs independently of, and without any knowledge or influence of, the member of staff. Compliance will assess individual circumstances, including, if applicable, the compliance process for PA dealing the PCA is subject to in their own employment, and the appropriate certification of independence of the management of their financial affairs. Please contact your local compliance team if you would like to request a derogation. Staff should discuss other requests for derogations with their local Head of Compliance. The Group Head of Financial Crime & Central Compliance will document any derogation that Compliance agrees to give. Such derogations can be ongoing or limited to specific transactions – but are only likely to be granted in exceptional circumstances.

Any derogation request in respect of Schroders plc shares should be discussed with the Group Governance. The policy does not cover trades that PCAs make as part of the compensation plans of their own employment.

10.	Breaches

If you believe you have breached the policy, you should immediately report it to local Compliance team

Any breaches of the policy (including those by your PCA) will be investigated by Compliance and is it is determined that there has been a violation, you may be subject to penalties and sanctions as described in the Breach Framework.

Group Personal Account Dealing Policy

11.	Local Personal Account Dealing Rules

Employees should be aware that additional local requirements may apply in conjunction with the policy. Staff will receive notifications from their local Compliance team regarding any such specific local policies. For further information, staff members should consult their local Compliance team.

12.	Ownership and document approval

Ownership

Policy owner	Group Head of Financial Crime & Central Compliance

Department	Risk and Compliance

13.	Review and Approval Schedule

Version	Date of approval	Approved by (name/committee)	Written or updated by	Description of changes

1	March 2025	Group Policy Committee	Jonathan Campbell	Major revisions and simplification

Disclaimer

The contents of the policy are strictly confidential and should only be shared with third party PCAs as defined in the Policy, who should also keep them confidential. The Policy must not be otherwise communicated or published in any way whatsoever without the prior written consent of the Schroder Group.

Group Personal Account Dealing Policy

Appendix 1 - Defined Terms

The following definitions apply throughout the policy:

Term	Definition

Ancillary roles	Catering staff, cleaning staff and other similar roles.

Confidential Client Trading Information

Confidential Client Trading Information refers to sensitive details about a client’s trading activities that are not publicly available. This information includes specifics about past, pending, or planned trades, investment strategies, or positions in securities that could influence the market or provide a competitive advantage if disclosed. It is protected to maintain client privacy and ensure fair market practices.

Consultants	Long term in-house consultants from third party service providers who are based at Schroders for more than three months.

Contractors	Fixed term employees and agency payroll temporary staff.

Exempt Financial Instruments

Financial instruments exempt from preclearance, post-trade reporting, and the 60-day holding period:

●   Crowdfunding (staff must alert the Central Compliance team of potential conflicts).

●   All exchange traded funds, exchange traded commodities and exchange traded notes, except for:

○   Single-name equity exchange-traded funds

○   Single-name equity-linked notes

○   Schroder managed ETFs

●   Covered options, futures, warrants, and structured notes linked to:

○   An index

○   Currencies

○   Interest rates

○   Direct national government and supranational government issued debt

○   Physical commodities

●   All third-party Open-Ended Funds, including UCITS and SICAVS.

●   SEIS/EIS Investments (see SEIS/EIS in Defined Terms)

●   Non-discretionary dividend reinvestment transactions and Corporate Action elections for which formal public documents are issued.

●   Direct national government and supranational government issued debt, and Exchange-Traded Products linked to such securities.

●   Money market instruments (such as short-term bonds, T-bills, commercial paper, bankers’ acceptances, bank certificates of deposit) or any derivative or fund tracking such instruments.

●   Spot and Forward FX.

●   Cryptocurrencies such as Bitcoin, Ethereum, Cardano, Solana, Polkadot (note: shares in crypto asset companies, crypto asset options or futures, tokenised securities, and ETFs containing crypto assets are subject to preclearance, post-trade reporting, and a 60-day holding period).

●   Non-Fungible Tokens (NFTs) (note: NFTs linked to financial instruments are subject to preclearance, post-trade reporting, and the 60-day holding period).

●   Spread bets and CFDs linked to FX.

●   Direct investments in real assets, such as residential or commercial properties. Indirect investments e.g. REITs are subject to preclearance, post-trade reporting, and a 60-day holding period.

Higher Risk Staff	Higher Risk Staff are: ● Investment Staff (both public and private) ● Group Executive Committee Members and their Executive Assistants ● Compliance Staff ● Investment Risk staff

Investment Staff	All staff in the Investment Business Area including executive/team assistants.

Material Non- Public Information

Material Non-Public Information (MNPI) refers to information that has not been disclosed to the public and could significantly impact an investor’s decision to buy or sell a security. This information is considered material if its disclosure would likely affect the market price of the security or if a reasonable investor would consider it important in making investment decisions.

Non-Schroder Open Ended Funds

Third-party open-ended funds that are: 1) US registered or

2) available to the retail public; daily priced; traded with the issuer; not managed by Schroders and not made by a US Access Person on a trading desk.

Personal Pension Accounts

These are self-directed trading accounts and include:

401ks - A retirement savings plan sponsored by an employer in the United States. It allows employees to save and invest a portion of their salary pre-tax.

SIPPs - A Self-Invested Personal Pension (SIPP) is a type of pension scheme available in the UK that allows individuals more flexibility and control over their retirement savings. With a SIPP, individuals can choose to invest in a wide range of assets, such as stocks, bonds, and funds.

IRA’s - A Stocks and Shares IRA (Individual Retirement Account) in the United States is a retirement savings account allowing individuals to invest in a variety of securities with tax-deferred growth or tax-free growth

Persons Closely Associated (PCAs)

PCAs are re persons over whom a person in scope of the policy advises, exerts influence over, or for whose account they effect or instruct trades. Examples of these include:

●   Spouses, partners, minors and other dependent children/stepchildren, and other family members who share the same household. “Other family members” only include those who have shared the same household for the previous year (or more). Individuals living in shared accommodation with no other relationship, are not considered PCAs for the purpose of the policy.

A corporate body, trust, or partnership trades the staff member or their PCA has a material direct or indirect interest or has direct or indirect control. This may include other family members, for example, or trusts of which a member of staff or their PCA is a beneficiary and/or a trustee or an adviser. This does not include clients, who you only advise or ‘act on behalf of’ during your Schroders employment.

Restricted Period	Is any period, other than a closed period, when there exists Inside Information in relation to Schroders plc or Schroders securities. In these cases, Project Insiders are advised of his or her name being included on a project insider list and the obligations and restrictions imposed upon them.

SEIS/EIS

The Seed Enterprise Investment Scheme (SEIS) and Enterprise Investment Scheme (EIS) are UK government initiatives designed to encourage investments in small and medium-sized businesses by providing tax incentives to investors. SEIS targets early-stage startups, offering income tax relief and capital gains tax exemptions on qualifying shares. EIS is aimed at slightly more established companies, also providing tax reliefs to promote higher-risk investments. Both schemes seek to stimulate entrepreneurship and growth within the UK economy.

Similar Investment/Trading Plans	Regular savings arrangements including self-directed pension plans where staff decide to invest the contributions into stock, shares funds or other financial instruments in scope of the policy.

Stocks and Shares Savings Accounts

These are self-directed trading accounts and include:

ISA’s - A Stocks and Shares ISA is a type of Individual Savings Account in the UK that allows individuals to invest in a range of securities like stocks, bonds, and funds, with any returns being tax-efficient.

SMSF’s - A Self-Managed Superannuation Fund (SMSF) specialising in stocks and shares is an Australian retirement savings fund managed by its members, allowing them to invest directly in a variety of assets, including stocks and shares, while providing certain tax advantages.

NISA’s - A Stocks and Shares NISA (Nippon Individual Savings Account) is a tax-advantaged investment account in Japan that allows individuals to invest in securities like stocks and funds

Tokenised Security

A digital token created to represent a “real world” asset, such as a stock, bond, commodity or interest in real estate. These may provide rights such as ownership, repayment of a specific sum of money, or entitlement to a share in future profits, but exclude e-money. They may also be transferable securities or other financial instrument under the EU’s Markets in Financial Instruments Directive II (MiFID II).

US Access Person	Staff who have been advised by Compliance that they are a US Access Person due to their association with our SEC regulated entities and hence subject to the US Code of Ethics

US Code of Ethics Staff	Staff employed by a Schroders entity which is registered with the SEC, and therefore subject to U.S. securities law. This also includes US Access persons as defined a below.

Group Personal Account Dealing Policy - Appendix 2 Dealing Code in relation to Schroders plc Shares Kate Graham 08 May 2025

Contents

Introduction	3

How to use this Code	3

Dealing in Schroders plc Shares - flow chart	4

Step 1 Does this Code apply to me?	5

Step 2 When am I prohibited from Dealing?	6

2.1 Prohibited Periods	6

2.2 Prohibited Transactions	7

Step 3 Do I need to obtain Pre-Clearance and/or submit a Post-Trade Notification?	8

3.1 What do ‘Pre-Clearance’, ‘Post-Trade Notification’ and ‘Unrestricted Transaction’ mean?	8

3.2 What is the general rule on Pre-Clearance and Post-Trade Notifications?	8

3.3 What are the exceptions to this general rule?	8

Step 4 How do I request Pre-Clearance and/or submit a Post-Trade Notification?	11

Annex 1 Definitions	13

Annex 2 Practical Examples for Staff, Executive Directors of Schroders plc, Group ExCo and Schroders Group NEDs	15

Group Personal Account Dealing Policy Appendix

Introduction

The purpose of this Code is to set out the rules that apply to Transactions in Schroders plc Shares for all Staff, Schroders plc Directors, Group ExCo, Schroders Group NEDs and all Persons Closely Associated (PCAs), globally.

This Dealing Code (the ‘Code‘) is in place to ensure that those people subject to it do not abuse, and do not place themselves under suspicion of abusing, Inside Information, and comply with their obligations under the UK Market Abuse Regulation.

How to use this Code

Before Dealing in Schroders plc Shares, you should work through the following steps as set out below:

Does this Code apply to me? Read section 1 to identify your role and how this Code applies to you

When am I prohibited from Dealing? Read section 2 to understand when you are prohibited from Dealing and to identify any Prohibited Transactions

Do I need to obtain Pre-Clearance and/or submit a Post-Trade Notification?

Read section 3 to identify whether the type of Dealing you wish to undertake requires Pre-Clearance and/or whether a Post-Trade Notification is required

How do I request Pre-Clearance and/or submit a Post-Trade Notification? Follow the steps in section 4 to learn how to obtain Pre-Clearance and submit a Post-Trade Notification, as applicable.

A flow chart providing an overview of the process for dealing in Schroders plc Shares is included on the following page

Definitions used in this Code are included in Annex 1

Practical Examples for Staff and Group ExCo are included in Annex 2

Group Personal Account Dealing Policy Appendix

Dealing in Schroders plc Shares - flow chart

Group Personal Account Dealing Policy Appendix

Step 1	Does this Code apply to me?

This Code applies globally to those individuals listed as ‘In Scope’ below.

Definitions of each of the In-Scope individuals are included in Annex 1.

In scope

–	All Staff globally

–	Schroders plc Directors

–	Group ExCo

–	Schroders Group NEDs

–	PCAs of any of the above individuals

Out of scope

–	Short-term (less than three months) in-house Staff of outsourced service providers

–	Ancillary roles (such as catering staff or cleaners)

–	Work experience staff present for less than a week at Schroders

If you have concluded that this Code applies to you, please proceed to Step 2 before Dealing.

Group Personal Account Dealing Policy Appendix

Step 2	When am I prohibited from Dealing?

2.1	Prohibited Periods

There are two types of periods when all Dealing in Schroders plc Shares is strictly prohibited, as set out below:

Closed Periods (See Annex 1 for full definition)	Restricted Periods (See Annex 1 for full definition)

–   When do they occur? Occur twice a year prior to the release of Schroders plc’s half-year and full-year results

–   Who is in scope? All Staff, Schroders plc Directors, Group ExCo, Schroders Group NEDs, PCAs and their investment managers (whether discretionary or not)

–   Who should be notified? You should notify your PCAs and investment managers (whether discretionary or not) of Closed Periods as detailed below

–   When do they occur? Can occur at any time throughout the year when Inside Information potentially exists within the business. Restricted Periods may also apply ahead of Q1 and Q3 updates.

–   Who is in scope? Project Insiders only

–   Who should be notified? You should not notify your PCAs and investment managers of Restricted Periods since this risks alerting them to the fact there is potentially Inside Information

Together: Prohibited Periods

2.1.1	Rules during Closed Periods

During a Closed Period:

–

Staff, Schroders plc Directors, Group ExCo, Schroders Group NEDs and PCAs must not Deal on their own account or on the account of a third party, directly or indirectly, in relation to Schroders plc Shares

–

Investment managers (whether discretionary or not) must not Deal on the account of any Staff member, Schroders plc Director, Group ExCo member, Schroders Group NED or on the account of their PCAs, directly or indirectly, in relation to Schroders plc Shares

–	You must advise your PCAs and investment managers acting on your behalf (whether discretionary or not) of Schroders plc’s Closed Periods during which they cannot deal in Schroders plc Shares

Notice of the commencement of Closed Periods will be communicated:

–	To Staff and Group ExCo by internal email from the Group Company Secretary (or via other relevant contact for those Staff who are not recipients of group-wide emails)

–	To Schroders plc Directors via the Schroders plc Governance Report from the Group Company Secretary

–	To Schroders Group NEDs by email from the relevant entity’s Company Secretary and/or via the NED Portal on Board Intelligence

2.1.2	Rules during Restricted Periods

During a Restricted Period, Project Insiders must not Deal in Schroders plc Shares. You will be informed when you have become a Project Insider and will be added to an Insider List on the Group’s insider list portal, Insidertrack. You will receive an email asking you to acknowledge your responsibilities in relation to your membership of that list.

Your PCAs or investment managers should not be notified of Restricted Periods, since this risks alerting them to the fact that there is potentially Inside Information.

Group Personal Account Dealing Policy Appendix

2.2	Prohibited Transactions

The following transactions are prohibited at all times:

Short term dealing

You cannot Deal on short term considerations. The minimum holding period for Schroders plc Shares purchased in the market[1] is one calendar year.

Staff, Schroders plc Directors, Group ExCo and Schroders Group NEDs must take reasonable steps to prevent any Dealings in Schroders plc Shares by or on behalf of any PCA on considerations of a short-term nature.

Options	Dealing related to options in Schroders plc Shares such as traded options, contracts for difference, spread betting and short selling are prohibited.

Dealing on Inside Information

Whether or not you have Pre-Clearance, you must not Deal at any time if you have any Inside Information.

If you have placed a Deal and have subsequently been made aware of Inside Information you should not change your Dealing instruction.

If you have concluded that you are in a Closed Period, Restricted Period or that your Transaction is prohibited, do not deal.

If you have concluded that you are not in a Closed Period or Restricted Period and that your transaction is not prohibited, please proceed to step 3 before Dealing.

1 Rather than forming part of a Schroders Share Award or the SIP

Group Personal Account Dealing Policy Appendix

Step 3   Do I need to obtain Pre-Clearance and/or submit a

Post-Trade	Notification?

3.1	What do ‘Pre-Clearance’ ‘Post-Trade Notification’ and ‘Unrestricted Transaction’ mean?

Pre-Clearance	Post-Trade Notifications	Unrestricted Transaction
For most Transactions, you will need to apply for clearance to deal before transacting. This is called “Pre-Clearance”	For most Transactions, you will need to notify the Company after you have Transacted. This is called a “Post-Trade Notification”	There are certain excepted Transactions which do not require either Pre-Clearance or Post-Trade Notification. These are called “Unrestricted Transactions”
Is there a deadline?	Is there a deadline?	Is there a deadline?

Yes, once you have received Pre-Clearance, you must Deal as soon as possible and in any event before market close the following business day.	Yes, Post-Trade Notifications must be submitted within two business days of the Transaction.	There are no deadlines for Unrestricted Transactions.
>> See Step 4 for details on how to request Pre-Clearance	>> See Step 4 for details on how to submit Post-Trade Notifications	>> See the table on the following page to determine whether your Transaction is an ‘Unrestricted Transaction’. If it is, you may proceed to Deal.

3.2	What is the general rule on Pre-Clearance and Post-Trade Notifications?

GENERAL RULE ON PRE-CLEARANCE AND POST-TRADE NOTIFICATIONS The general rule is that all Transactions in Schroders plc Shares require both Pre-Clearance and Post-Trade Notification, for everybody.

3.3	What are the exceptions to this general rule?

There are, however, a small number of exceptions to this rule whereby Pre-Clearance and/or Post-Trade Notifications are not required for certain, limited Transactions. These exceptions are set out in the table on the following page. Please use the key to determine what is required for these excepted Transactions.

If your Transaction is not listed in the table below, then both Pre-Clearance and Post-Trade Notification are required.

Group Personal Account Dealing Policy Appendix

Key:	Pre-Clearance required	Post-Trade Notification required	Unrestricted Transaction i.e. no Pre-Clearance or Post-Trade Notification required

Transactions that do not require Pre-Clearance and/or Post-Trade Notifications in all circumstances	Staff	Schroders plc Directors and Group ExCo	PCAs of Schroders plc Directors and Group ExCo	Schroders Group NEDs	All other PCAs

SIP Joining, changing the terms of, exiting, or selling shares from the SIP in an Open Period

DRIP Joining, changing the terms of or exiting the DRIP in an Open Period

Schroders Share Award - Accept or Exercise The acceptance or exercise of an option under a Schroders Share Award in an Open Period

Schroders Share Award – Cancellation or surrender Cancellation or surrender of an option under a Schroders Share Scheme

Discretionary arrangements

Transaction being undertaken on yours or your PCA’s account under a discretionary arrangement with a third-party investment manager (previously declared to the company via My Compliance or alternative method if you do not have access to My Compliance)

Saving Schemes Transfers of shares into a savings scheme investing in Schroders plc Shares following the release of shares from the SIP

Gift, donations and inheritance received

Gifts and donations received, or inheritance received, in the form of Schroders plc Shares (provided that you are a passive recipient)

N.B. to make a gift, you will need Pre-Clearance first

Off-market dealings Off-market Dealings where the beneficial interest in Schroders plc shares does not change e.g. transferring shares to a nominee

Discretionary trust Receipt of Schroders plc Shares as the beneficiary of a discretionary trust (provided that you are not a trustee and you do not exercise control over the trustees)

Collective investment scheme or arrangement

An investment in a collective investment scheme or arrangement (such as a unit trust or an investment fund, including as part of an ISA), for example a FTSE 100 index tracker fund, other than where the investment in Schroders plc Shares constitutes greater than 20 per cent. of the asset value of such investment scheme or arrangement, and where the assets of the scheme or arrangement are invested at the discretion of an independent third party

Group Personal Account Dealing Policy Appendix

Reminder: for Transactions other than those listed in the table above, Pre-Clearance and Post-Trade Notification are both required.

If you are in doubt as to the specific requirements for your Transaction, please contact Group Governance via companysecretary@schroders.com before undertaking any Transaction.

If you have identified that your Transaction is an Unrestricted Transaction, you may proceed to deal.

If you have identified that your Transaction requires Pre-Clearance and/or a Post-Trade Notification, please proceed to Section 4 to learn how to obtain Pre-Clearance and submit Post-Trade Notifications.

Group Personal Account Dealing Policy Appendix

Step 4   How do I request Pre-Clearance and/or submit a

Post-Trade Notification?

Pre-Clearance

I am a Staff member or member of Group ExCo How do I obtain Pre-Clearance for myself and my PCAs?	Request Pre-Clearance via MyCompliance¹

Additional Rules for all:

–   Keep confidential your intentions to deal and your Pre-Clearance submission

–   Pre-Clearance may be given subject to conditions which must be observed when Dealing

–   If you are refused Pre-Clearance, you must keep this confidential. Pre-Clearance will not be given during Closed or Restricted Periods.

–   If Pre-Clearance is granted, Deal as soon as possible and before market close the following business day

I am a Schroders plc Director How do I obtain Pre-Clearance for myself and my PCAs?	Request Pre-Clearance by emailing the Group Company Secretary with details of your proposed Transaction.
I am a Schroders Group NED How do I obtain Pre-Clearance for myself and my PCAs?	Please request Pre-Clearance by emailing the relevant entity’s appointed Company Secretary

¹If you do not have access to My Compliance, please send the dealing Details to centralcompliance@schroders.com.

Post-Trade Notifications

I am a Staff member How do I submit a Post-Trade Notification for myself and my PCAs?	Once executed, confirm Dealing details in MyCompliance within two business days of the Transaction¹	Ensure that your investment manager (whether discretionary or not) notifies you immediately of any notifiable transactions conducted on your behalf, to allow you to confirm the details in MyCompliance within the required timeframe.

I am a member of Group ExCo How do I submit a Post-Trade Notification for myself and my PCAs?	Once executed, confirm Dealing details in MyCompliance within two business days of the Transaction¹ and send Dealing details to the Group Company Secretary

You and your PCAs should ensure that your investment managers (whether discretionary or not) notify you immediately of any transactions made on yours or your PCA’s behalf, to allow you to notify the Group Company Secretary within the required timeframe.

Where required, Group Governance will make the necessary announcements and submit details to the FCA on your behalf.

I am a Schroders plc Director How do I submit a Post-Trade Notification for myself and my PCAs?	Once executed, send Dealing details to the Group Company Secretary within two business days of the Transaction.

I am a Schroders Group NED How do I submit a Post-Trade Notification for myself and my PCAs?	Once executed, send Dealing details to your appointed Company Secretary within two business days of the Transaction.	Ensure that your investment manager (whether discretionary or not) notifies you immediately of any notifiable transactions conducted on your behalf, to allow you to confirm the details in MyCompliance within the required timeframe.

¹If you do not have access to My Compliance, please send the dealing Details to centralcompliance@schroders.com.

Group Personal Account Dealing Policy Appendix

Where can I get more information?

If you are in doubt whether a proposed Transaction in Schroders plc Shares may constitute insider dealing, market abuse or about any aspect of the rules applicable to Schroders plc Shares, you should contact Group Governance via companysecretary@schroders.com before undertaking any Transaction.

If you think you or your PCA may be in breach of these rules at any time please notify Group Governance via companysecretary@schroders.com or Central Compliance via centralcompliance@schroders.com before taking any other action.

Ownership and document approval

Ownership of Appendix

Appendix owner	Group Company Secretary

Department	Group Governance

Email	companysecretary@schroders.com

Review and approval schedule

Version	Date of approval	Approved by (name/committee)	Written or updated by	Description of changes

1	May 2025	Kate Graham	Rowenna Harris	Pre-Clearance and Post Trade Notification requirements removed for Staff in relation to SIP and Schroders Share Awards. Other rules clarified. Format of Policy updated.

Group Personal Account Dealing Policy Appendix

Annex 1  Definitions

Closed Period	Means the period of 30 days immediately before an announcement of Schroders plc’s half-year or full year results, or if longer, the period from the end of the relevant financial period until the announcement of Schroder’s plc half-year or full year results.

Dealing	(Together with corresponding terms such as ‘Deal’, ‘Deals’, ‘Dealing’ or ‘Transaction’) means any type of transaction in Schroders plc Shares, including but not limited to purchases, sales, the exercise of options, the receipt of shares under share plans, using Schroders plc Shares as security for a loan or other obligation and entering into, amending or terminating any agreement in relation to Schroders plc Shares (e.g. a Trading Plan).

DRIP	Means the Schroders plc dividend reinvestment plan that gives shareholders the opportunity to use their cash dividend to buy Schroders plc Shares.

Group ExCo	Means all current members of the Group Executive Committee.

Inside Information	Means information which relates to Schroders, which is not publicly available, which is likely to have a non-trivial effect on the price of Schroders Plc Shares and which an investor would be likely to use as part of the basis of his or her investment decision.

Open Period	Means when you are not in a Closed Period or Restricted Period.

PCA

Means a ‘person closely associated’ with a member of Staff, Schroders plc Director, Group ExCo or Schroders Group NED, being:

–   Spouses, partners, minors and other dependent children/stepchildren of Staff, Schroders plc Directors, Group ExCo or Schroders Group NEDs

–   A relative of Staff, a Schroders plc Director, Group ExCo or a Schroders Group NED who has shared the same household for the previous year (or more)

–   Anyone the Staff member, Schroders plc Director, Group ExCo member or Schroders Group NED advises, exerts influence over, or for whose account the Staff member, Schroders plc Director, Group ExCo member or Schroders Group NED effects or instructs trades

–   Any other person, corporate body, trust or partnership in whose trades the Staff member, Schroders plc Director, Group ExCo member, Schroders Group NED or their PCA has a material direct or indirect interest or has direct or indirect control. This may include other family members, for example, or trusts of which a member of Staff, a Schroders plc Director, Group ExCo member, Schroders Group NED or their PCA is a beneficiary and/or trustee or adviser

Post-Trade Notification	As defined in section 3.1

Pre-Clearance	As defined in section 3.1

Project Insider	Means a member of Staff, a Schroders plc Director, Group ExCo member, Schroders Group NED or third-party who has access to Inside Information or potential Inside Information and who has been informed that they are on a price-sensitive project list and/or a Q1 or Q3 project list.

Restricted Period

Means any period, other than a Closed Period, where it is possible that Inside Information exists in relation to Schroders. Restricted Periods may also apply ahead of Q1 and Q3 updates.

In such instances, Project Insiders are advised of their name being included on a Project Insider list and the related obligations and restrictions imposed on them.

Schroders plc Shares	Means any publicly traded or quoted shares or debt instruments of Schroders plc or derivatives or other financial instruments linked to them, including phantom options.

Group Personal Account Dealing Policy Appendix

Schroders Group NED	Means all persons (who are not otherwise considered as Staff) currently appointed as Non-executive Directors of Schroders subsidiaries globally (as listed on the latest Schroders Group Structure chart)

Schroders plc Directors	Means all directors currently appointed to the Board of Schroders plc, including both executive and non-executive Directors

Schroders Share Award	Means an award under the Deferred Award Plan, Equity Compensation Plan, Equity Incentive Plan and Long-Term Incentive Plan, including both share awards and phantom awards

SIP	Means the Schroders Share Incentive Plan which can be joined by UK based permanent employees.

Staff

Means:

–   Global employees of the Schroders plc group of companies

–   Contractors at Schroders for any contract length

–   Interns (work experience staff present for less than a week at Schroders can be excluded). It is recommended that interns refrain from engaging in personal account dealing during their internship, to reduce the risk of breaching this [Policy]; and

–   Long-term in-house Staff of outsourced service providers (three months or more)

For the purposes of this policy, Staff excludes all Schroders plc Directors and Group ExCo members who are defined separately as specific rules apply.

Staff excludes ancillary roles such as catering staff or cleaners.

Trading Plan

Means a written plan entered with an independent third party that sets out a strategy for the acquisition and/or disposal of Schroders plc Shares by the member of Staff, Schroders plc Director, Schroders Group NED and all PCAs, and:

–   Specifies the amount of Schroders plc Shares to be dealt with and the price at which and the date on which the Schroders plc Shares are to be dealt in; or

–   Gives discretion to that independent third party to make trading decisions about the amount of Schroders plc Shares to be dealt in and the price at which and the date on which the Schroders plc Shares are to be dealt in; or

–   Includes a method for determining the amount of Schroders plc Shares to be dealt in and the price at which and the date on which the Schroders plc Shares are to be dealt in

Unrestricted Transaction	As defined in section .1

Group Personal Account Dealing Policy Appendix

Annex 2	Practical Examples for Staff, Executive Directors of Schroders plc, Group ExCo and Schroders Group NEDs

Purchases and sales of Schroders plc Shares on the market (i.e. not as part of the SIP, DRIP or Schroders Share Awards)

• Both Pre-Clearance and Post-Trade Notifications are required by all for purchases and sales of Schroders plc Shares on the market.

• Staff, Executive Directors of Schroders plc, Group ExCo, Schroders Group NEDs, and all PCAs may not purchase or sell Schroders plc Shares on the market during a Closed Period.

• Project Insiders may not purchase or sell Schroders plc Shares on the market during a Restricted Period.

Schroders Share Incentive Plan (SIP)

• Staff, Schroders Group NEDs and their PCAs may join, change the terms of, exit or sell shares from the SIP in an Open Period. Pre-clearance and Post-Trade Notification are not required.

•

Executive Directors of Schroders plc, Group ExCo members, and their PCAs must always obtain Pre-Clearance before joining, changing the terms of, exiting, or selling shares from the SIP, even in an Open Period, and must submit a Post-Trade Notification afterwards.

•

Staff, Executive Directors of Schroders plc, Group ExCo, Schroders Group NEDs, and all PCAs may not join, change the terms of their participation, exit, or sell shares from the SIP during a Closed Period.

• Project Insiders may not join, change the terms of their participation, exit or sell shares from the SIP during a Restricted Period.

Dividend Reinvestment Plan (DRIP)

• Staff, Schroders Group NEDs and their PCAs may join, change the terms of or exit the DRIP in an Open Period. Pre-clearance and notification are not required.

•

Executive Directors of Schroders plc, Group ExCo members, and their PCAs must always obtain Pre-Clearance before joining, changing the terms of, or exiting the DRIP, even in an Open Period, and must submit a Post-Trade Notification afterwards.

• Staff, Executive Directors of Schroders plc, Group ExCo, Schroders Group NEDs, and all PCAs may not join, change the terms of their participation or exit the DRIP during a Closed Period.

• Project Insiders may not join, change the terms of their participation or exit the DRIP during a Restricted Period.

Group Personal Account Dealing Policy Appendix

Schroders Share Awards (i.e. DAP, ECP, EIP, LTIP)

• Staff, Schroders Group NEDs and their PCAs may accept, exercise, cancel or surrender their Schroders Share Awards during an Open Period. Pre-clearance and notification are not required.

•

Executive Directors of Schroders plc, Group ExCo members, and their PCAs must always obtain Pre-Clearance before accepting, exercising, cancelling or surrendering their Schroders Share Awards, even in an Open Period, and must submit a Post-Trade Notification afterwards.

• Staff, Executive Directors of Schroders plc, Group ExCo, Schroders Group NEDs, and all PCAs may not accept, exercise, cancel or surrender their Schroders Share Awards during a Closed Period.

• Project Insiders may not accept, exercise, cancel or surrender their Schroders Share Awards during a Restricted Period.

• Once a Schroders Share Award has been exercised, the rules in this Code also apply to Transactions with any Schroders plc Shares that are retained

• A deemed exercise taking effect during a Closed or Restricted Period will be delayed until the end of the relevant period

• Pre-Clearance will be granted in respect of Schroders plc Shares acquired by way of a deemed exercise provided it is not during a Closed or Restricted Period

• The Employee Benefit Trust (or any other nominee) will transfer Schroders plc Shares to beneficial owners on exercise of awards, deemed exercises or when restrictions end

Trading Plans for Schroders plc Shares

•

Pre-Clearance is required before entering into, amending or exiting a Trading Plan. After initial clearance has been given, purchases of Schroders plc Shares under such a programme do not require further Pre-Clearance.

•

Staff, Executive Directors of Schroders plc, Group ExCo, Schroders Group NEDs, and all PCAs may not enter into, change the terms of, or exit a Trading Plan during a Closed Period. Purchases made in line with an existing Trading Plan may continue through a Closed Period provided that the instructions were given in an Open Period.

•

Project Insiders may not enter into, change the terms of or exit a Trading Plan during a Restricted Period. Purchases made in line with an existing Trading Plan may continue through a Restricted Period provided that the instructions were given in an Open Period.

Group Personal Account Dealing Policy Appendix